Exhibit 99.49

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Avalon Rare Metals Inc.
1901-130 Adelaide Street West
Toronto, ON
M5H 3P5

Item 2	Date of Material Change

September 17, 2009

Item 3	News Release

The Company issued a press release via Marketwire, a copy of which has been filed on SEDAR.

Item 4	Summary of Material Change

The Company announced September 17, 2009 that it has completed its previously announced private placement of special warrants and flow-through special warrants raising gross proceeds of $17,514,250, including the full underwriters’ option of $5,000,200.  A total of $2,000,750 of the gross proceeds relates to the sale of flow-through special warrants and $15,513,500 relates to the sale of special warrants.  The underwriters, led by CIBC World Markets Inc., included Cormark Securities Inc. and Research Capital Corporation.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced September 17, 2009 that it has completed its previously announced private placement of special warrants and flow-through special warrants raising gross proceeds of $17,514,250, including the full underwriters’ option of $5,000,200.  A total of $2,000,750 of the gross proceeds relates to the sale of flow-through special warrants and $15,513,500 relates to the sale of special warrants.  The underwriters, led by CIBC World Markets Inc., included Cormark Securities Inc. and Research Capital Corporation.

The special warrants and flow-through special warrants, as well as the common shares and warrants issued upon exercise of the special warrants and the flow-through common shares issued upon exercise of the flow-through special warrants, are subject to a four-month and one day hold period under applicable Canadian securities laws which expires on January 18, 2010.  Each warrant issued upon exercise of the special warrants will be exercisable to acquire one additional common share at a price of $3.00 until September 17, 2011, other than in the circumstances described below.

The Company has agreed to use its reasonable best efforts to file a qualification prospectus in each of the provinces of Ontario, Alberta, British Columbia and Nova Scotia and the Northwest Territories and to obtain a final receipt from the applicable securities regulators by November 16, 2009 to qualify for distribution the applicable underlying securities.  In the event that a final receipt is not obtained by 5:00 p.m. (Toronto time) on such date, each special warrant exercised after such date will be exercisable, for no additional consideration, into 1.1 common shares rather than one common share.  In the event that a final receipt for the prospectus is obtained prior to 5:00 p.m. (Toronto time) on November 16, 2009, the penalty will not apply and each special warrant will remain exercisable for one common share.

The Company has received conditional listing approval from the Toronto Stock Exchange for the listing of all additional common shares to be issued in connection with the securities sold under the private placement, subject to satisfying certain listing conditions of the Exchange.

Avalon plans to use the net proceeds from the offering to continue development of the Lake Zone Rare Earth Element deposit on its 100% owned Thor Lake project, located near Yellowknife, Northwest Territories, and for general corporate purposes. The proceeds from the sale of the flow-through special warrants will be used for exploration activities which will constitute Canadian Exploration Expenditures as defined in the Income Tax Act (Canada).

All dollar amounts included herein are expressed in Canadian dollars.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7	Omitted Information

N/A

Item 8	Executive Officer

The executive officer knowledgeable about the material change and the report is:

Donald S. Bubar, CEO
416 364 4938

Item 9	Date of Report

September 24, 2009